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Washington, DC

November 9, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Correction a Cash Flows Part of Consolidated Business Result for the First Quarter ended June 30, 2006 dated November 8, 2006

Thank you for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

BELLUNA ベルーナ

MAIL ADD:
4-2 MIYAMOTO-CHO, AGEO-SHI, SAITAMA-KEN, JAPAN 362-8688

November 8, 2006

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Cash Flows Part of Consolidated Business Result for the First Quarter ended June 30, 2006

The Company corrected a cash flows part of consolidated business result for the First Quarter of FY ending March 2007, which was released on August 8th, 2006. The corrected part is underlined as below.

Description

1. Correction
   (2)Financial Position (Consolidated) (page2)

(Before Correction)
[Consolidated Cash Flows]

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First Quarter ended June 30, 2006	<u>- 3,930</u>	- 682	5,357	<u>20,719</u>
First Quarter ended June 30, 2005	551	- 1,209	2,351	10,272
Fiscal Year ended March 31, 2006	- 1,609	- 1,900	14,802	19,960

(After Correction)
[Consolidated Cash Flows]

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First Quarter ended June 30, 2006	<u>- 4,458</u>	- 682	5,357	<u>21,124</u>
First Quarter ended June 30, 2005	551	- 1,209	2,351	10,272
Fiscal Year ended March 31, 2006	- 1,609	- 1,900	14,802	19,960

- END -

東京青山・青木法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2006 NOV 15 P 12:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

November 9, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Flash Report: Summary of Interim Business Result for FY March 2007 dated November 9, 2006

Since the information in the Flash Report does not fall within the category of "press release and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed a brief description of the information in lieu of submitting the English translation.

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

BELLUNA ベルーナ

MAIL ADD:

Summary of Interim Business Result for FY March 2007 (Consolidated)

Date: November 9, 2006

Company BELLUNA CO., LTD. Registered on the TSE1
Stock Code 9997 Head office location: Saitama
Contact Title of Executive General Manager, Administration Division
Name Ken Ooya TEL 048-771-7753
Date of the meeting of board of directors November 9, 2006
Application of US Accounting Standard None

1. Interim Business Results for Half-Year Ended September 2006 (From April 1, 2006 to September 30, 2006)

(1) Results of Operations (Note: Rounded down to ¥ Million)

FY	Net Sales		Operating Income		Recurring Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
Interim ended Sept. 2006	58,796	4.3	5,256	15.8	5,317	8.0
Interim ended Sept. 2005	56,359	5.4	4,539	0.8	4,921	3.6
FY ended Mar. 2006	121,938		11,261		12,118	

FY	Net Income		Net Income Per share	Diluted Net Income Per share
	¥ Million	%(YOY)	¥	¥
Interim ended Sept. 2006	2,983	2.9	56.24	54.39
Interim ended Sept. 2005	2,899	3.5	114.84	108.64
FY ended Mar. 2006	6,935		274.95	258.59

(Note) 1. Outstanding averaged number of shares (Consolidated):
53,052,320 shares in Interim ended Sept. 2006, 25,252,344 shares in Interim ended Sept. 2005, 25,224,324 shares in FY ended Mar. 2006
2. Change in accounting method: None
3. Share Split: 1:1.1 on May 20, 2005, and 1:2 on April 1, 2006.
Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Financial Position

FY	Total Assets	Shareholders' Equity	Shareholders' equity to total assets	Shareholders' equity per share
	¥ Million	¥ Million	%	¥
As of Sept. 30, 2006	126,333	61,970	49.0	1,161.59
As of Sept. 30, 2005	109,775	50,984	46.4	2,026.02
As of Mar. 31, 2006	119,253	57,197	48.0	2,220.42

(Note) Outstanding shares (Consolidated)
53,238,318 shares as of Sept. 30, 2006, 25,164,909 shares as of Sept. 30, 2005, 25,759,528 shares as of Mar. 31, 2006

(3) Results of Cash Flows

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at end of period
	¥ Million	¥ Million	¥ Million	¥ Million
Interim ended Sept. 2006	-6.846	-6,255	6,960	14,811
Interim ended Sept. 2005	-771	-1,695	12,111	18,260
FY ended Mar. 2006	-1,609	-1,900	14,802	19,960

(4) Scope of consolidation and application of equity method

Number of consolidated subsidiaries: 8 Number of non-consolidated subsidiaries accounted for by the equity method: -

Number of affiliates accounted for by the equity method: -

(5) Change in scope of consolidation and application of equity method

Consolidation: (increase) 1 (decrease) -

Affiliates accounted for by the equity method: (increase) - (decrease) -

2. Forecast of Financial Performance in FY March 2007 (From April 1, 2006 to March 31, 2007)

FY	Net Sales	Recurring Income	Net Income
	¥ Million	¥ Million	¥ Million
FY ending Mar. 2007	129,400	13,400	7,700

(Note) Forecast net income per share for FY March 2007: 144.63 yen.

Please note that this is summary translation of the original Japanese-language document.

Summary of Interim Business Result for FY March 2007 (Non-Consolidated)

Date: November 9, 2006

Company BELLUNA CO., LTD. Registered on the TSE1
Stock Code 9997 Head office location: Saitama
Contact Title of Executive General Manager, Administration Division
Name Ken Ooya TEL 048-771-7753

Date of the meeting of board of directors November 9, 2006
Payment date of Interim dividend December 8, 2006

1. Interim Business Results for Half-Year Ended September 2006 (From April 1, 2006 to September 30, 2006)

(1) Results of Operations (Note: Rounded down to ¥ Million)

FY	Net Sales		Operating Income		Recurring Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
Interim ended Sept. 2006	49,040	5.7	2,837	-4.8	3,023	-14.2
Interim ended Sept. 2005	46,395	-1.5	2,980	-7.3	3,522	-1.3
FY ended Mar. 2006	102,395		7,900		9,027	

FY	Net Income		Net Income Per share
	¥ Million	%(YOY)	¥
Interim ended Sept. 2006	1,877	-8.4	35.38
Interim ended Sept. 2005	2,050	-1.1	81.19
FY ended Mar. 2006	5,104		202.34

(Note) 1. Outstanding averaged number of shares:
53,052,320 shares in Interim ended Sept. 2006, 25,252,344 shares in Interim ended Sept. 2005, 25,224,324 shares in FY ended Mar. 2006
2. Change in accounting method: None
3. Share Split: 1:1.1 on May 20, 2005, and 1:2 on April 1, 2006.
Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Financial Position

FY	Total Assets	Shareholders' Equity	Shareholders' equity to total assets	Shareholders' equity per share
	¥ Million	¥ Million	%	¥
As of Sept. 30, 2006	93,881	54,785	58.4	1,029.07
As of Sept. 30, 2005	93,211	46,139	49.5	1,833.49
As of Mar. 31, 2006	93,340	51,278	54.9	1,990.66

(Note) 1. Outstanding shares
53,238,318 shares as of Sept. 30, 2006, 25,164,909 shares as of Sept. 30, 2005, 25,759,528 shares as of Mar. 31, 2006
2. Treasury stocks
3,346,910 shares as of Sept. 30, 2006, 1,136,221 shares as of Sept. 30, 2005, 1,242,200 shares as of Mar. 31, 2006

2. Forecast of Financial Performance in FY March 2007 (From April 1, 2006 to March 31, 2007)

FY	Net Sales	Recurring Income	Net Income
	¥ Million	¥ Million	¥ Million
FY ending Mar. 2007	108,200	8,900	5,250

(Note) Forecast net income per share for FY March 2007: 98.61 yen.

3. Dividend

Cash dividend	Dividend per share		
	Interim	Year-end	Annual
FY ended Mar. 2006	¥ -	¥ 30.0	¥ 30.0
Interim ended Sept. 2006 (Result)	7.5	-	15.0
FY ending Mar. 2007 (Forecast)	-	7.5	

Please note that this is summary translation of the original Japanese-language document.